UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):     ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 29, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Black Box Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

1000 Park Drive
Address of Principal Executive Office (Street and Number)

Lawrence, Pennsylvania 15055
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Black Box Corporation (the “Company”) is unable to complete the preparation, review and filing of its Quarterly Report on Form 10-Q for the period ended September 29, 2018 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense. Additional time is needed for the Company to finalize its narrative disclosures in regards to the Agreement and Plan of Merger, dated as of November 11, 2018, by and among Black Box Corporation, AGC Networks Pte Ltd., BBX Main Inc., BBX Inc. and Host Merger Sub Inc. (the “Merger Agreement”).  Additional information regarding the Merger Agreement is set forth in the Current Report on Form 8-K, file number 0-18706, filed with the SEC on November 13, 2018. The Company’s Form 10-Q will be filed on or before the 5th calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

David J. Russo Executive Vice President, Chief Financial Officer and Treasurer	(724)	746-5500
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Black Box Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2018    By:  /s/ DAVID J. RUSSO
Name: David J. Russo
Title: Executive Vice President, Chief Financial Officer and Treasurer (Principal Accounting Officer)

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).